UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                      FORM 10-SB  -  3rd AMENDMENT


            GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934.

ENGENYOUS Technologies, Inc
(Name of Small Business Issuer in its charter)

Delaware                          13-375-4705
(State or other jurisdiction      (I.R.S. Employer Identification No)
of incorporation or organization)

400 S Dixie Highway Hallandale Beach      Fl 33009
(Adress of principal executive offices)   (Zip Code)

Issuer's telephone number (954) 458-3311

Securities to be registered pursuant to Section 12 (b) of the Act

      Title of each class          Name of each exchange on
                                   which registrered

           NONE                           NONE

Securities to be registered purusant to Section  12(g) of the Act.

                      COMMON STOCK     CLASS A


           PART 2



amendment to item 4 in Filing 10SB12G

Item 4. Changes in Securities and use of Proceeds


During the first fiscal quarter, in period April 1998 to July 31, 1999 the Company's officers sold the following shares of common stock pursuant to rule 506, Regulation D of the Securities Act of 1933. As of July 31 1999 the Company had issued and had outstanding 3.502.900 shares of common stock and 30 shareholders.

The Company made the following changes in securities: On 05/01/98, 250,000 shares of common stock reserved for, but never issued to, Mr. Sourav Battacharya, has been reissued to Cynthia Robinsson (225.000 shares)and Rosetta Brownlee(25.000 shares) for services rendered.




Date     Name      Relationship    Common  Per     Paid
              To Company          Stock   Shares $
                         # shares
05/01/98 Alexandra Das    None              5.000      0.50      2.500
05/01/98 Eric Palmer      None              2.000      0.12        240
05/30/98 Charlie Smith    None                900      0.40        360
05/01/98 Margareta Totems Director      61.500    1.00     61.500
Total of                            $64.600

No underwriting discounts or commissions were paid in connection with any of the above sales. For all of the above sales, the registrant claimed exemption from registration under Section 4(2)of the Securities Act of 1933. The proceeds of above sales was added to the Company's operating capital.



a) Shareholders list regarding services rendered and additional paid in capital.

Equity securities of the registrant sold or for by the Registrant services rendered during the period October 1997 and ended
July 31, 1999 that were not registered under the Securities Act were:

Date of    Title   Number
       of          of
          Shares   Shares    Purchases       Consideration

05/01/98 Common Stock 1.193.500 Clyde Smyth      Prepaid Services
                                                 Valued at $37.775
05/01/98 Common Stock 1.000.000 Clyde Smyth  Paid in capital
                                        $50.000

Mr Smyth, the founder provided the technology for English, Spanish and Encryption Products and for the Electradoc Document Delivery Product. At the inception of the Company Mr. Smyth paid in a capital of $ 50.000
Mr . Smyth has served as the Company's CEO since inception and has not been paid any salary during this period.

05/15/98 Common Stock   250.000 Margareta Totems Prepaid Services
                              Valued at $2.500
09/15/98 Common Stock   250.000 Margareta Totems Prepaid Services
                              Valued at $2.500
Ms M Totems has served as the Company's CFO and Secretary since inception and has not been paid any salary during this period.

05/01/98 Common Stock   225.000   Cynthia Robinson Prepaid Services
                              value at $22.500
Ms Robinson designed the packaging for our English and Spanish
Products and wrote the content for our electronic workbooks.

05/01/98 Common Stock     5.000   Larry Berk      Prepaid Services
                                 valued at $3.000
Mr Berk serve as an Investment advicer.

05/01/98 Common Stock    25.000 Rosetta Brownlee Prepaid Services
                                 valued at $7.500
Ms Brownlee proofread of our Spanish User Manuals.

05/01/98 Common Stock     1.500 Interspace       Prepaid Services
                                Bill Ellison     valued at $525
Nr, Ellison of Interspace provided service for screening employees.

05/01/98 Common Stock     5.000   Ted Robinson     Prepaid Services
                              valued at $1.500
Mr. Robinson helped  with our Business and Maketing Strategies.

05/01/98 Common Stock    50.000   Seymore Systems  Prepaid Services
                      Jesse Seymore    valued at $25.000
Mr. Seymore of Seymore Systems provided programming services for our Learn to speak English and Learn to speak Spanish Software.

05/01/98 Common Stock    73.200   Corey Smyth      Prepaid Services
                              valued at $25.000
Mr, Smyth provided writing the text for our UEL/2001 encryption
User manual.

05/01/98 Common Stock     5.000 Cecilia Hunter    Prepaid Services
                                 valued at $1.500
Ms. Hunter proofread the text on the packaging for
our English, Spanish product boxes and the English User manual.

05/01/98 Common Stock    75.000   Melba Outler    Prepaid Services
                              valued at $35.000
Mr Outler wrote the User Manual for English amd Spanish Encryption products.

05/01/98 Common Stock    15.000   Rosa Porter      Prepaid Services
                              valued at $1.500
Ms Porter provided corrrections to the User Encryption manuals.

05/01/98 Common Stock    15.000 Valerie Reaves    Prepaid Services
                              valued at $1.000

Ms. Reavers provided Wordprocessing and proofreading for our Electradoc Patent Specification, System Specification and
Web Site Specification for filing with US Patent Office.


05/01/98 Common Stock    10.000 Joe Sander    500.00
05/01/98 Common Stock     5.000 James Terrell      250.00
05/01/98 Common Stock    20.000 Pearl Terrell    1.000.00
05/01/98 Common Stock    30.000 Wonda Alexander  2,550.00
05/01/98 Common Stock       300 Charlie Smith      150.00
05/01/98 Common Stock     5.000 Shirley Benjamin  250.00
05/01/98 Common Stock     5.000 Daniel Fields      150.00
05/01/98 Common Stock    10.000 Fannie Fields      500.00
05/01/98 Common Stock     5.000 Bertice Hazelhurt 250.00
05/01/98 Common Stock     5.000 Dawn Palmer   250.00
05/01/98 Common Stock    25.000 Larry Reaves     2.500.00
05/01/98 Common Stock     5.000 Louise Williams    250.00
05/01/98 Common Stock    15.000 Beatrice Wise      750,00
05/01/98 Common Stock     5.000 Ralph Wise    250.00
04/14/99 Common Stock   100.000   264646 Alberta 9.950.00
                   Ltd,
Total                              $19.550.00

No underwriting discounts or commissions were paid in connection with any of the above sales. For all of the above sales, the registrant claimed exemption from registration under Section 4(2) of the Securities Act of 1933.



(b) Identity of officers, directors and principal shareholders that own 5 percent or more of the securities are:

Clyde Smyth , Officer, Director, Principal shareholder
Margareta Totems, Officer, Director , Principal Shareholder
Cynthia B Robinson, Officer, Director, Principal Shareholder



                 PART F/S

Amendment to Filing 10SB12G/A
Statement of Cash Flow dated 07/31/99

Amendment regarding Independent Auditor's Report to include audit period as from the inception January 1998 to July 31 1999

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
ENGENYOUS Technologies Inc,
Hallandale Beach, Florida

We have audited the balance sheet of ENGENYOUS Technologies
Inc as of July 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the year ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company commenced its sales operations in June 1998,and in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGENYOUS Technologies Inc as of July 31, 1999, and the results of operations and its cash flows from the inception January 10, 1998 to the year ended July 31, 1999, in conformity with generally accepted accounting principles.

Pat Rogers
Certified Public Accountant
Hollywood, Florida
April 21, 2000





                        ENGENYOUS Technologies, Inc.
              Balance Sheet (Audited)
              January 10, 1998 to July 31, 1999

ASSETS
Current Assets
Cash                             4.275
Trade Receivable             37.005
Inventory (Note 2)                110.650
                        ------------
TOTAL Current Assets                151.975

Property & Equipment (Net)(Note 2)     77.546

Research & Development(Note 2)           301.809
                        ------------

TOTAL Assets                  $   531.330
                         =========



                Liabilities & Stockholders' Equity
              --------------------------------------------

Current Liabilities
Trade Acct. Payable                   36.267
Current Potion L/T Debt(Note 3)            41.750
                          ------------

TOTAL Current Liabilities             78.017


Long Term Liabilities                         0
TOTAL Long Term Liabilities                0
Stockholders' Equity

Common Stock  $.001 par value (Note 5)      5.000
Authorized - 20.000.000 Shares
Issued and Outstanding - 3.433.500 Shares
Share Premium                       236.350
Additional paid in Capital                   64.600
Retained Earnings                   147.363
                             ----------
Total Stockholders" Equity               $  453.313
                               -----------

Total Liabilities & Stockholders' Equity $  531.330
                         ===========

See accompanying notes to financial statements.



ENGENYOUS Technologies, Inc.
Statement of Income & Retained Earnings (Audited)
Supplementary Information (Audited) Schedule
From inception January 10, 1998 to July 31, 1999

Revenue
Sales                        $  402.500

* TOTAL                      $  402.500

                        ===========

Cost of Sales
Purchase                $  199.640

* TOTAL                      $  199.640

                        ===========
*NET SALES                   $  202.860

                        ===========
Selling Expenses
Advertising                      23.095

Advertising Printing                  39.683

Travel & Entertainment                19.700

* TOTAL                      $   82.478

                        ===========

General Expenses
Accounting                   $     7.500
Payroll                            7.000
Depreciation                       4.602
Legal Fee                          8.750
Offices                            4.275
Bank                               3.072
Postage                            5.585
Telephone                          6.346
Rent                              12.406
Electric                        605
Misc                               3.763

*TOTAL                          $ 63.904

                          ===========

*TOTAL EXPENSES                      $146.382

*NET                            $ 56.478

See  accompanying notes to financial statements.





ENGENYOUS Technologies Inc
Statement of Cash Flows (Audited)
January 10 1998 to July 31 1999

                   For 18 months
                   ended 07/31/1999

Cash Flows from operating         56.478
activities:  Net profit (loss)

Adjustments to Reconcile Net Loss
to Net Cash Used in Operating

Activities:
Changes in Assets and Liabilites        0
Increase/(Decrease) in
Accounts Payable and Accrued
Expenses                 36.267

Additional Paid in Capital
Contributed by  Shareholders       64.600

Total Adjustments            121.078

Net Cash Used in
Operating Activites               146.382

Cash Flows from financing
Activites:
Increase in Loan Payable                0

Net Cash Provided by
Financing Activities                    0

Net Change in Cash            52.203
Cash at Beginning of Period         4.275
Cash at End of Period              56.478

Supplemental Disclosure of
Cash Flow Information

Cash Paid During the period for
Interest Expense               3.072

Corporate Tax                      0




NOTES TO FINANCIAL STATEMENTS

Note  1 Business Overview

ENGENYOUS technologies Inc ("The Company") develops and markets encryption software and language software. At the inception of the Company the technology related to the encryption software and language software was developed by the Company's founder, Clyde Smyth. Other individuals services was prepaid with shares of common stock for the value of their services. The Company markets its products to Distributors, Resellers, Government Agencies, Individual Users and on the Internet. The Company has developed a new technology for the delivery of encoded electronic documents with evidence tracking over the Internet and has two patents pending for this technology. The Company also, has become a provider of e-commerce web sites. The sites create new business in cyberspace in eleven languages. The Company is structured as a "C" corporation, incorporated in Delaware in April 1998.

Note 2  Summary of Significant Accounting Policies

The accompanying financial information as of July 31, 1999 which are, in the opinion of management, fairly present such information in accordance with generally accepted accounting principles.

Property and Equipment

Property and Equipment are stated at cost. Depreciation on the property and equipment is computed using the straight-line method over seven years.

Research and Development

Research and development will be amortized over seven years in accordance with generally accepted accounting principles.

Product Inventory

Product Inventory is stated at actual cost and has not assigned any sales cost in accordance to the generally accounting principles.

Line of Credit

The Company has a revolving line of credit with Regent Bank that provides maximum borrowing of $40,000 with interest payable at prime plus 1% (10,25% at July 31,1999). The line is renewable on an annual basis and guaranteed by the primary stockholder. The company has borrowed against the line of credit.




Item 1.  Index to Exhibits -
         Financial StatementS dated July 31, 1999


    27.1 Financial Data Schedule Statement dated July 31, 1999

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             / S /
                                                Clyde Smyth
                                            (Registrant)
 Date: April 21, 2000